November 16, 2018

Chris Schelling
President and Chief Executive Officer
Acer Therapeutics Inc.
One Gateway Center, Suite 351
300 Washington Street
Newton, MA 02458

       Re: Acer Therapeutics Inc.
           Registration Statement on Form S-3
           Filed November 9, 2018
           File No. 333-228319

Dear Mr. Schelling:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Patty M. DeGaetano, Esq.